UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number 1-3185

                  UNITED MERCHANTS AND MANUFACTURERS, INC.
           (Exact name of registrant as specified in its charter)

      2 Executive Drive, Suite 780, Fort Lee NJ 07024     201-585-2100
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices

                  Preferred Stock, Par Value $1.00 a Share
                    Common Stock, Par Value $1.00 a Share
               3-1/2% Senior Subordinated Debentures due 2009
          (Title of each class of securities covered by this form)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
    Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(i)   [X]
    Rule 12g-4(a)(1)(ii)  [ ]             Rule 12h-3(b)(1)(ii)  [ ]
    Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(ii)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
                                          Rule 15d-6            [ ]

    Approximate number of holders of record as of the certification or notice date: Registrant's Plan of Reorganization (copy filed with the Commission on April 24, 1997 on Form 8-K) was confirmed by the Bankruptcy Court effective April 10, 1997. Pursuant to the Plan of Reorganization, Registrant's Preferred Stock, par value $1.00 a share, and Common Stock, par value $1.00 a share, were canceled. Holders of the 3-1/2% Senior Subordinated Debentures due 2009 received new Common Stock, par value $0.01 a share, warrants to purchase new Common Stock and new 3-1/2% Subordinated Debentures due 2022. As a result, as of the date hereof, there are 110 holders of record of the new Common Stock, 110 holders of record of warrants to purchase new Common Stock and 110 holders of record of new 3-1/2% Subordinated Debentures.

    Pursuant to the requirements of the Securities Exchange Act of 1934, United Merchants and Manufacturers, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.



Date: June 3, 1997           By:/s/ Norman R. Forson
                                Norman R. Forson, Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.

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